SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 31)1

INVACARE CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

461203 10 1

(CUSIP Number)

December 31, 20152

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

2 This Amendment is being filed to correct prior holdings reported. The reporting person continues to hold less than 5%.

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CUSIP No. 461203 10 1	Page 2 of 6 Pages

Explanatory Statement

This Amendment is being filed to correct inadvertent error in the prior number of shares held and reported on January 29, 2016. The reporting person continues to hold less than five percent beneficial ownership.

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CUSIP No. 461203 10 1	Page 3 of 6 Pages

1.	Names of reporting persons A. Malachi Mixon, III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 953,388
	6.	Shared voting power 353,296
	7.	Sole dispositive power 953,388
	8.	Shared dispositive power 686,502
9.	Aggregate amount beneficially owned by each reporting person 1,648,080
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not Applicable
11.	Percent of class represented by amount in Row 9 4.99%
12.	Type of reporting person (see instructions) IN

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CUSIP No. 461203 10 1	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Invacare Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Invacare Way, Elyria, Ohio 44035

Item 2(a).	Name of Person Filing:

A. Malachi Mixon, III

Item 2(b).	Address of Principal Business Office or, if None Residence:

31100 Pinetree Road, #208, Pepper Pike, Ohio 44124

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

461203 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13-d-1(b)(1))(ii)(E);
(f)	☐	An employee benefit plan or endowment fund; in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(K), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,648,080 (1)(2)(3)(4)(5)

(b)	Percent of class:

4.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 953,388 (1)(2)

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CUSIP No. 461203 10 1	Page 5 of 6 Pages

(ii)	Shared power to vote or to direct the vote: 353,296 (2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 953,388 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 686,502 (2)(3)(4)

Instruction: For computations regarding securities which represent a right to acquire an underlying security, see §240.13d-3(d)(1).

(1)       Includes (a) 96,689 Common Shares, (b) 63,446 Class B Common Shares, (c) 158,530 Common Shares and 2,003 Class B Common Shares held in trust for which the reporting person serves as trustee, (d) 19,045 Common Shares held in IRA by reporting person, and (e) 613,675 Common Shares issuable upon exercise of options.

(2)       Each Class B Common Share is convertible at any time into one Common Share. Assumes conversion of all Class B Common Shares beneficially owned by the reporting person into Common Shares

(3)       Includes (a) 1 Common Share owned of record by the reporting person’s spouse, (b) 183,863 Class B Common Shares owned of record by the reporting person’s spouse, (c) 127,394 Class B Common Shares held by a limited partnership controlled by the reporting person and his spouse, (d) 4,106 Common Shares held by a family foundation for which the reporting person serves as president, treasurer and trustee, and the reporting person’s spouse serves as trustee, and (e) 37,932 Common Shares held in a trust for which the reporting person’s spouse is trustee. The reporting person disclaims beneficial ownership of the shares owned of record solely by the reporting person’s spouse.

(4)       Includes (a) 166,603 Class B Common Shares owned by the trustee for the 2012 grantor retained annuity trust created by the reporting person, (b) 6,000 Common Shares owned by the trustee for the 2012 grantor retained annuity trust created by the reporting person’s spouse, and (c) 160,603 Class B Common Shares owned by the trustee for the 2012 grantor retained annuity trust created by the reporting person’s spouse.

(5)       Includes 8,190 shares of Common Share Restricted Stock that will vest, which are held by the reporting person on December 31, 2015, and for which the reporting person does not have the right to dispose of or to vote. Such restricted stock is not included in reporting of voting or disposition power.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

This Amendment is being filed to correct inadvertent error in shares previously reported. Mr. Mixon’s ownership percentage continues to remain below 5.00%, based upon shares issued and outstanding as of August 3, 2016.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

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CUSIP No. 461203 10 1	Page 6 of 6 Pages

Item 11.	Exhibit Index

24. Power of Attorney for Aaron Malachi Mixon III and Incorporated by reference from Form 5 (Exhibit 24) filed on January 29, 2016 by Aaron Malachi Mixon III.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2016
(Date)

/s/ Molly Z. Brown
(Signature)
Power of Attorney for Aaron Malachi Mixon III, filed on 1/29/2016 with the Commission

(Name/Title)